SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                   AMERICA SERVICE GROUP INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           02364 L 109
                         (CUSIP Number)

                          March 4, 1998
     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person              Sandera Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              177,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         177,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  177,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person    Sandera Capital Management, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              177,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         177,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  177,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person             Sandera Capital, L.L.C.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              177,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         177,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  177,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 OO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person         John A. (Pete) Bricker, Jr.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       U.S. citizenship
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              177,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         177,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  177,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person       Hunt Financial Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              177,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         177,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  177,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person           Newcastle Partners, L.P.

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power                4,000
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power           4,000
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                    4,000
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                          .1%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


(1)  Name of Reporting Person                        Mark Schwarz

     I.R.S. Identification
     No. of Above Person                                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ X ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization       U.S. Citizenship
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                   0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              181,700
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power              0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         181,700
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  181,700
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         5.2%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO. 02364 L 109            13G


Item 1(a) Name of Issuer:

          America Service Group Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          105 Westpark Drive, Suite 300, Brentwood, Tennessee
          37027

Item 2(a) Name of Person Filing:

          Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), and Hunt Financial Partners, L.P. ("Hunt Financial") (Sandera, SCM, Capital, Bricker and Hunt Financial collectively, the "Sandera Group"). In addition, although it specifically disclaims the beneficial ownership of the shares held thereby, the Sandera Group has permitted Newcastle Partners, L.P. ("Newcastle") and Mark Schwarz ("Schwarz") (Newcastle and Schwarz collectively, the "Newcastle Group") to join in this Statement on Schedule 13G due to the fact that Schwarz may be deemed to beneficially own certain of the shares of Common Stock held by the Sandera Group. The Sandera Group and the Newcastle Group are collectively referred to herein as the Reporting Persons. The Reporting Persons have included as Appendix A to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The address of the principal business office of each member of the Sandera Group is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

          The address of the principal business office of each of the members of the Newcastle Group is 4650 Cole
          Avenue, Suite 331, Dallas, Texas 75205.

Item 2(c) Citizenship:

          Sandera is a Texas limited partnership. SCM is a Texas limited partnership. Capital is a Texas limited liability company. Mr. Bricker is a U.S. citizen, resident of the State of Texas. Hunt Financial is a Texas limited partnership. Newcastle is a Texas limited

CUSIP NO. 02364 L 109            13G


          partnership. Mr. Schwarz is a U.S. citizen, resident of the State of Texas.

Item 2(d) Title of Class of Securities:

          Common Stock of the Issuer.

Item 2(e) CUSIP Number:

          02364 L 109

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:

          The Sandera Group
          -----------------

          (a)  Amount Beneficially Owned:  177,700.

          (b)  Percent of Class:  5.0%

          (c)  Number of Shares as to which such person has:

               (i)    sole power to vote or to direct the vote:   0

               (ii)   shared power to vote or to direct the vote:  177,700

               (iii)  sole power to dispose or to direct the
                      disposition of:  0

               (iv)   shared power to dispose or to direct the
                      disposition of:  177,700

           177,700 shares of Common Stock reported hereby
          (the "Sandera Securities") are held directly by Sandera. Sandera advises that it is managed by its sole general partner, SCM and that SCM is managed by its sole general partner, Capital, 75% of the equity interests of which are held by Hunt Financial. The remaining 25% of the equity interests in Capital are held by Bricker. Accordingly, each of SCM, Capital, Bricker and Hunt Financial may be deemed to indirectly beneficially own the Sandera Securities and, together with Sandera constitute a "group" under the provisions of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CUSIP NO. 02364 L 109            13G


          Further, each member of the Sandera Group may be deemed to share in the power to vote (or direct the vote) and dispose of (or direct the disposition of) the Sandera Securities.

          Hunt Financial has advised that its general partner is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each individual residents of the State of Texas.

          Newcastle
          ---------

          (a)  Amount Beneficially Owned:  4,000

          (b)  Percent of Class:  .1%

          (c)  Number of Shares as to which such person has:

               (i)    sole power to vote or to direct the
                      vote:  0

               (ii)   shared power to vote or to direct the
                      vote:  4,000

               (iii)  sole power to dispose or to direct
                      the disposition of:  0

               (iv)   shared power to dispose or to direct the
                      disposition of:  4,000

           Schwarz
           -------

           (a)  Amount Beneficially Owned:  181,700

           (b)  Percent of Class:  5.2%

           (c)  Number of Shares as to which such person has:

               (i)    sole power to vote or to direct the
                      vote:  0

               (ii)   shared power to vote or to direct the
                      vote:  181,700

               (iii)  sole power to dispose or to direct
                      the disposition of:  0

                (iv)  shared power to dispose or to direct the
                      disposition of:  181,700

CUSIP NO. 02364 L 109            13G


          The Sandera Group has been advised by Schwarz, an officer and investment manager of Sandera's assets, that Newcastle, an entity in which Mr. Schwarz is the sole general partner, owns 4,000 shares of Common Stock of the Issuer. As a result, Schwarz may be deemed to indirectly beneficially own such 4,000 shares and the Sandera Securities.

          The Sandera Group hereby expressly disclaims beneficial ownership of the shares of Common Stock held by the Newcastle Group pursuant to Rule 13d-4 of the Exchange Act. The Newcastle Group hereby expressly disclaims beneficial ownership of the Sandera Securities held by the Sandera Group pursuant to Rule 13d-4 of the Exchange Act.

Item 5.   Ownership of 5% or less of a Class:

          Not Applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certifications:

     By signing below, each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 02364 L 109            13G


Date:  March 16, 1998

                    Sandera Partners, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:   /s/ JOHN A. BRICKER, JR.
                                 --------------------------------
                              Name: John A. (Pete) Bricker, Jr.
                              Title:  President


                    Sandera Capital Management, L.P.

                    By:  Sandera Capital, L.L.C.,
                         its general partner

                              By:   /s/ JOHN A. BRICKER, JR.
                                 --------------------------------
                              Name: John A. (Pete) Bricker, Jr.
                              Title:  President


                    Sandera Capital, L.L.C.


                              By:   /s/ JOHN A. BRICKER, JR.
                                 --------------------------------
                              Name: John A. (Pete) Bricker, Jr.
                              Title: President



                          /s/ JOHN A. BRICKER, JR.
                    ---------------------------------------------
                    John A. (Pete) Bricker, Jr.

CUSIP NO. 02364 L 109            13G

                    Hunt Financial Partners, L.P.

                    By:  Hunt Financial Group, L.L.C.,
                         its general partner


                         By:  /s/ CLARK K. HUNT
                            -------------------------------------
                         Name: Clark K. Hunt
                         Title:  President


                    Newcastle Partners, L.P.

                    By:  Mark Schwarz,
                         its general partner



                              /s/ MARK SCHWARZ
                         ----------------------------------------
                              Mark Schwarz


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001).

                                                       Appendix A
                                                       ----------

                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13G (including amendments thereto) with respect to the Common Stock of America Service Group Inc. This Joint Filing Agreement shall be included as an exhibit to such filing. In evidence thereof, each of the undersigned, being duly authorized where appropriate, hereby executes this Joint Filing Agreement as of the 16th day of March, 1998.

                    Sandera Partners, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:   /s/ JOHN A. BRICKER, JR.
                                 --------------------------------
                              Name:  John A. (Pete) Bricker, Jr.
                              Title:  President


                    Sandera Capital Management, L.P.

                    By:  Sandera Capital, L.L.C.,
                         its general partner

                         By:   /s/ JOHN A. BRICKER, JR.
                            -------------------------------------
                         Name:  John A. (Pete) Bricker, Jr.
                         Title:  President


                    Sandera Capital, L.L.C.

                    By:   /s/ JOHN A. BRICKER, JR.
                       ------------------------------------------
                    Name:  John A. (Pete) Bricker, Jr.
                    Title:  President

                       /s/ JOHN A. BRICKER, JR.
                    ---------------------------------------------
                    John A. (Pete) Bricker, Jr.


                    Hunt Financial Partners, L.P.

                    By:  Hunt Financial Group, L.L.C.,
                         its general partner



                         By:  /s/ CLARK K. HUNT
                            -------------------------------------
                         Name:  Clark K. Hunt
                         Title:  President


                    Newcastle Partners, L.P.

                    By:  Mark Schwarz,
                         its general partner



                              /s/ MARK SCHWARZ
                         ----------------------------------------
                         Mark Schwarz